LAW OFFICES
Thompson, Welch, Soroko & Gilbert llp
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

December 28, 2015

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	OncoCyte Corporation
Form 10-12B
File No. 001-37648

Dear Ms. Hayes:

This letter is being submitted on behalf of OncoCyte Corporation to confirm that, in accordance with discussions between OncoCyte and the staff, the definitive Information Statement that will be mailed to BioTime shareholders will include the following revisions from the Preliminary Information Statement contained in Amendment No 1 to the Form 10:  (a) in the financial statements, line items that are presently labeled “available for sale securities” will instead be labeled “BioTime shares held as available for sale securities;” and (b) on page 82 the residual reference to Excluded Jurisdictions will be deleted.

OncoCyte will also be submitting today a request to have the Form 10 declared effective on Wednesday, December 30, 2015.

Please direct all correspondence and communications with respect to the Form 10 to the undersigned.

Very truly yours,

/s/Richard S. Soroko

Richard S. Soroko